UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510



							November 23, 2004

via U.S. mail and Facsimile

Lisa Fries Gardner
Foster Wheeler Inc.
Perryville Corporate Park
Clinton, New Jersey 08809-4000

	Re:  	Foster Wheeler Ltd. and Foster Wheeler LLC
		Form S-3, filed on October 29, 2004
		File No. 333-120076


Dear Ms. Gardner:

      This is to advise you that we have reviewed only those portions of the above registration statement that relate to resale of the warrants, preferred shares, and common stock, the legality opinion, and the selling shareholder disclosures. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
1. We note that you will conduct a shareholder meeting on November
29
to authorize additional common shares that will be issuable upon exercise of outstanding warrants. We may have comments on your disclosure once revised to take account of the outcome of this shareholder vote.

2. We note that the amount of the common shares being registered for resale on the cover page of the prospectus differs from the amount of common shares listed in the fee table. Please advise or revise.

Cover Page of the Prospectus
3. Please clarify, if true, that you are registering the resale of the common shares, preferred shares, warrants and notes. Revise the first paragraph and the disclosures in the prospectus accordingly.
4. We also note that at the time the warrants were issued they were not exercisable within one year and that you undertook to file a registration statement for the issuance of the underlying shares prior to the time that the warrants could be exercised. We note that the registration statement has not yet been filed and that the resale of these shares by selling securityholders is not covered by this registration statement. Please confirm our understanding.
5. Please tell us what exemption from registration you relied upon for the issuance of the Class B warrants and tell us all of the facts necessary to support reliance on the exemption.

Selling Securityholders, page 115
6. Please tell us whether any of the selling securityholders are broker-dealers or an affiliate of broker-dealers. If any selling shareholders are registered broker-dealers they should be named as underwriters. With respect to any affiliates of registered broker-
dealers, expand the prospectus to indicate whether they acquired the
securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. We may have further comments upon review of your response.
7. Please revise this section to include all of the information
required by Item 507 of Regulation S-K.   For example, you should
include specific disclosure of the amount of each security being offered as well as the amount to be owned by each security holder after the offering is complete.
8. We note that you have not concluded that the selling securityholders are your affiliates. Please disclose the nature of any material relationship that the selling securityholders have had within the past three years with the registrant.

Legality Opinions

Exhibit 5.1
9. Include an opinion regarding the preferred stock to be issued upon
the exercise of the warrants in the event the common stock is not authorized.
10. We note that you are limiting your opinion to the laws of New York and Delaware. Local counsel opinions for the notes, guarantees, and warrants should be filed for any other jurisdiction in which your
guarantors are located.   To the extent that such opinions support
legal conclusions that are necessary to King & Spaulding`s opinion, the opinion should be revised to state that it is relying on the opinions of named local counsels in giving its own opinion. The assumptions in the third paragraph should be removed.
11. Please delete the assumption in enumerated paragraphs two and three relating to the notes being duly authenticated.

Exhibit 5.2
12. Please delete the assumptions in paragraph 3(d)(Y) with respect to the delivery of the indenture and the warrant agreement. In addition, delete the assumptions in sections (g), (h), (j), and
(l).
You may state that you are relying upon named local counsels for certain legal conclusions necessary in providing your opinions.
13. In paragraph five, delete the statement that the opinion is "limited to and given on the basis of the current law and practice in
Bermuda."

Closing Comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct questions on disclosure issues to Tamara Brightwell at
(202) 824-5221 or, in her absence, to me at (202) 942-1950.


Sincerely,



Pamela Long
Assistant Director


Cc: 	Tracy Kimmel
	King & Spaulding LLP
	1185 Avenue of the Americas
	New York, New York 10036


??

??

??

??

Raymond J. Michovich
Foster Wheeler Ltd.
Page 1